UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 38)

                        ORION PICTURES CORPORATION
                             (Name of Issuer)

                       Common Stock, $.25 Par Value
                      (Title of Class of Securities)

                                686285-50-3
                              (CUSIP Number)

                             ARNOLD L. WADLER
                    Senior Vice President, Secretary &
                    General Counsel, Metromedia Company
       One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                         Tel. No:  (201) 531-8000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              April 12, 1995
                  (Date of Event which Requires Filing of
                              this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 686285-50-3                               Page    of    Pages
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          METROMEDIA COMPANY
          62-1293303

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                     (b) [X]
          Metromedia Company disclaims membership in a group although a group might be deemed to exist.

3         SEC USE ONLY

4         SOURCE OF FUNDS

          BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF                 7 SOLE VOTING POWER
SHARES                         7,195,325 shares
BENEFICIALLY OWNED
BY EACH REPORTING         8 SHARED VOTING POWER
PERSON
WITH                      9 SOLE DISPOSITIVE POWER
                               7,195,325 shares

                         10 SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,195,325 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.98%

14       TYPE OF REPORTING PERSON

         PN

                               SCHEDULE 13D

CUSIP No. 686285-50-3                             Page       of      Pages
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JOHN W. KLUGE
          ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                     (b) [X]
          John W. Kluge disclaims membership in a group although a group might be deemed to exist.

3      SEC USE ONLY

4      SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF            7 SOLE VOTING POWER
SHARES                 11,215,325 Includes 4,020,000 shares owned directly
BENEFICIALLY OWNED     and 7,195,325 shares beneficially owned through
BY EACH REPORTING      Metromedia Company.
PERSON
WITH                 8 SHARED VOTING POWER

                     9 SOLE DISPOSITIVE POWER
                       11,215,325 Includes 4,020,000 shares owned directly and 7,195,325 shares beneficially owned through Metromedia Company.

                    10 SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,215,325 Includes 4,020,000 shares owned directly and 7,195,325 shares beneficially owned through Metromedia Company.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.08%

14     TYPE OF REPORTING PERSON

          IN

                               SCHEDULE 13D

CUSIP No. 686285-50-3                                Page       of      Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STUART SUBOTNICK
          ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                     (b) [X]
          Stuart Subotnick disclaims membership in a group, although a group might be deemed to exist.

3      SEC USE ONLY

4      SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF              7 SOLE VOTING POWER
SHARES                   7,195,325 shares beneficially owned through
BENEFICIALLY OWNED       Metromedia Company.
BY EACH REPORTING
PERSON                 8 SHARED VOTING POWER
WITH
                       9 SOLE DISPOSITIVE POWER
                         7,195,325 shares beneficially owned through
                         Metromedia Company.

                      10 SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,195,325 shares beneficially owned through Metromedia Company.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.98%

14     TYPE OF REPORTING PERSON

          IN

                     AMENDMENT No. 38 TO SCHEDULE 13D

          THIS Amendment No. 38, supplements Schedule 13D (the
"Schedule 13D") filed on June 2, 1986 by John W. Kluge and Metromedia, Inc., as amended by Amendment No. 1 thereto filed on September 12, 1986; Amendment No. 2 thereto filed on November 4, 1986; Amendment No. 3 thereto filed on January 2, 1987; Amendment No. 4 thereto filed on April 7, 1987; Amendment No. 5 thereto filed on October 27, 1987; Amendment No. 6 thereto filed on October 30, 1987; Amendment No. 7 thereto filed on November 23, 1987; Amendment No. 8 thereto filed on December 15, 1987; Amendment No. 9 thereto filed on January 20, 1988; Amendment No. 10 thereto filed on January 22, 1988; Amendment No. 11 thereto filed on February 1, 1988; Amendment No. 12 thereto filed on February 10, 1988; Amendment No. 13 thereto filed on February 11, 1988; Amendment No. 14 thereto filed on February 12, 1988; Amendment No. 15 thereto filed on February 19, 1988; Amendment No. 16 thereto filed on March 1, 1988; Amendment No. 17 thereto filed on April 11, 1988; Amendment No. 18 filed on April 14, 1988; Amendment No. 19 filed on April 18, 1988; Amendment No. 20 thereto filed on May 24, 1988; Amendment No. 21 thereto filed on June 6, 1988; Amendment
No. 22 thereto filed on June 15, 1988; Amendment No. 23 thereto filed on July 6, 1988; Amendment No. 24 thereto filed on July 14, 1988, Amendment 25 thereto filed on August 3, 1988; Amendment No. 26 thereto filed on December 14, 1988; Amendment No. 27 thereto filed on January 11, 1989, Amendment
No. 28 thereto filed on October 9, 1990 and Amendment No. 29 thereto filed on February 7, 1991; Amendment No. 30 thereto filed on April 3, 1991, Amendment No. 31 thereto filed on February 14, 1992; Amendment No. 32 thereto filed on April 23, 1992; Amendment No. 33 thereto filed on July 13, 1999; Amendment No. 34 thereto filed on November 12, 1992; Amendment No. 35 thereto filed on June 23, 1993; Amendment No. 36 thereto filed on June 23, 1993; and Amendment No. 37 thereto filed on October 14, 1994 in the following respect only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        Item 6 is amended by adding thereto the following paragraph:

        Metromedia and the Lender entered into Amendment No. 1 dated as of April 12, 1995 (a copy of such Amendment No. 1 is attached hereto as Exhibit 35) to the Credit Agreement (a copy of which was previously attached hereto as Exhibit 33) pursuant to which the term of the Loan was extended to the earlier of (x) December 31, 1995, (y) a termination of the proposed mergers (the "Mergers") of the Issuer, Metromedia International

Telecommunications, Inc. and MCEG Sterling Incorporated with and into the Lender or (z) the consummation of the proposed Mergers.


Item 7. Material to be Filed as Exhibits.

        The following exhibits are annexed hereto:

        Exhibit 35  -    Amendment No. 1 dated as of April 12, 1995 to the
                         Credit Agreement dated as of October 11, 1994 between Metromedia Company and The Actava Group
                         Inc.

                             SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  April 20, 1995



                              /s/ STUART SUBOTNICK
                              -------------------------
                              Stuart Subotnick
                              General Partner
                              Metromedia Company



                              /s/ JOHN W. KLUGE
                              --------------------------
                              John W. Kluge



                              /s/ STUART SUBOTNICK
                              --------------------------
                              Stuart Subotnick